SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 23, 2015

Commission File No.: 1-34455

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation)

Brouwerijplein 1, 3000 Leuven

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           ✓                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                    No           ✓

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-185619), F-3 (FILE NO. 333-169514), FORM S-8 (FILE NO. 333-172069), FORM S-8 (FILE NO. 333-171231), FORM S-8 (FILE NO. 333-169272), FORM S-8 (FILE NO. 333-165566), FORM S-8 (FILE NO. 333-165065), FORM S-8 (FILE NO. 333-178664), FORM S-8 (FILE NO. 333-188517), FORM S-8 (FILE NO. 333-192806) AND FORM S-8 (FILE NO. 333-201386) OF ANHEUSER-BUSCH INBEV SA/NV AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit Number	Description
1.1	Purchase and Pricing Agreement, dated July 9, 2015, by and among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto, and Deutsche Bank AG, Taipei Branch.

4.1	Thirteenth Supplemental Indenture, dated July 23, 2015, by and among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto and Bank of New York Mellon Trust Company, N.A., as trustee and The Bank of New York Mellon, London Branch, as paying agent.

5.1	Opinion of Sullivan & Cromwell LLP, New York, New York, United States of America

5.2	Opinion of Clifford Chance LLP, Brussels, Belgium, with respect to Anheuser-Busch InBev SA/NV and Cobrew NV

5.3	Opinion of Clifford Chance LLP, Luxembourg, Luxembourg, with respect to BrandBrew S.A. and Brandbev S.à r.l.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: July 23, 2015	By:	/s/ Benoit Loore
Name: Benoit Loore
Title: Authorized Signatory